================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 9

                            -------------------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

                            -------------------------

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                            -------------------------

                                NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            -------------------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                 +41-1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            -------------------------

                                    COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000


-----------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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
           This constitutes Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 2, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Zimmer Holdings, Inc., a Delaware corporation ("Zimmer"), being made pursuant to the Prospectus, dated June 19, 2003, forming a part of Zimmer's Registration Statement (No. 333-105561) on Form S-4 filed with the SEC.

           The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below.

ITEM 6.              INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                     Item 6 is hereby amended and supplemented by adding the following table at the end of the first table thereof:

                                                               WEIGHTED AVERAGE EXERCISE              NUMBER OF SECURITIES
                                                               -------------------------              --------------------
          NAME                         DATE                             PRICE                         ISSUED UPON  EXERCISE
          ----                         ----                             -----                         ---------------------
      David Floyd                September 3, 2003            $8.12 per Centerpulse ADS              45,360 Centerpulse ADSs
    Richard Fritschi             September 1, 2003           CHF 201 per Centerpulse Share            2,790 Centerpulse Shares
                                 September 2, 2003           CHF 146 per Centerpulse Share            5,405 Centerpulse Shares
      Steffen Gay                September 2, 2003           CHF 77 per Centerpulse Share               344 Centerpulse Shares
     Steven Hanson               September 2, 2003             $9.89 per Centerpulse ADS             47,250 Centerpulse ADSs
       Urs Kamber                September 2, 2003           CHF 147 per Centerpulse Share           18,500 Centerpulse Shares
        Max Link                 September 3, 2003           CHF 179 per Centerpulse Share            2,653 Centerpulse Shares
   Matthias Moelleney            September 2, 2003           CHF 147 per Centerpulse Share            3,750 Centerpulse Shares
  Hans Rudolf Schuerch           September 2, 2003           CHF 197 per Centerpulse Share            1,708 Centerpulse Shares
   Christian Stambach            September 2, 2003           CHF 147 per Centerpulse Share            1,500 Centerpulse Shares
    Beatrice Tschanz             September 2, 2003           CHF 151 per Centerpulse Share            9,375 Centerpulse Shares
     Thomas Zehnder               August 29, 2003            CHF 76 per Centerpulse Share               250 Centerpulse Shares
                                 September 2, 2003           CHF 157 per Centerpulse Share            8,750 Centerpulse Shares


           Item 6 is hereby amended and supplemented by adding the following table at the end of the second table thereof:

         NAME                     DATE                  WEIGHTED AVERAGE SALE PRICE       NUMBER OF SECURITIES SOLD      EXCHANGE
         ----                     ----                  ---------------------------       -------------------------      --------
      David Floyd          September 3, 2003            $27.87 per Centerpulse ADS        45,360 Centerpulse ADSs         NYSE
   Richard Fritschi        September 1, 2003           CHF 385 per Centerpulse Share       2,790 Centerpulse Shares        SWX
                           September 2, 2003           CHF 393 per Centerpulse Share       5,405 Centerpulse Shares        SWX
      Steffen Gay          September 2, 2003           CHF 393 per Centerpulse Share         344 Centerpulse Shares        SWX
     Steven Hanson         September 2, 2003            $27.93 per Centerpulse ADS        47,250 Centerpulse ADSs         NYSE
      Urs Kamber           September 2, 2003           CHF 393 per Centerpulse Share      18,500 Centerpulse Shares        SWX
       Max Link            September 3, 2003           CHF 398 per Centerpulse Share       2,653 Centerpulse Shares        SWX
  Matthias Moelleney       September 2, 2003           CHF 393 per Centerpulse Share       3,750 Centerpulse Shares        SWX
 Hans Rudolf Schuerch      September 2, 2003           CHF 393 per Centerpulse Share       1,708 Centerpulse Shares        SWX
  Christian Stambach       September 2, 2003           CHF 393 per Centerpulse Share       1,500 Centerpulse Shares        SWX
   Beatrice Tschanz        September 2, 2003           CHF 393 per Centerpulse Share       9,375 Centerpulse Shares        SWX
    Thomas Zehnder          August 29, 2003            CHF 383 per Centerpulse Share         250 Centerpulse Shares        SWX
                           September 2, 2003           CHF 393 per Centerpulse Share       8,750 Centerpulse Shares        SWX



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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      CENTERPULSE, LTD.



                                      By:/s/ Max Link
                                         ---------------------------------------
                                         Max Link
                                         Chairman and Chief Executive Officer



                                      By:/s/ Urs Kamber
                                         ---------------------------------------
                                         Urs Kamber
                                         Chief Financial Officer


Dated:  September 12, 2003




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